

September 1, 2023

Dany Vaiman
Chief Financial Officer
Flora Growth Corp.
3406 SW 26th Terrace, Suite C-1
Fort Lauderdale, FL 33312

>   **Re: Flora Growth Corp.**
>   **Registration Statement on Form S-3**
>   **Filed August 25, 2023**
>   **File No. 333-274204**

Dear Dany Vaiman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Raymer, Esq.